  Exhibit 99.1

High Tide Announces Joint Venture with Positive Intent Events to Bring Legal Cannabis to the World of Events and Entertainment

New Joint Venture Follows Alberta's Decision to Allow Cannabis Pop-Up Stores at Adults-Only Festivals and Events

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

CALGARY, AB, Sept. 10, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it has entered into a joint-venture with Positive Intent Events (PIE) to establish a leading position in Canada's nascent cannabis hospitality sector. The announcement follows Alberta's decision to allow licensed cannabis pop-up stores at adults-only festivals and events.

With 183 Canna Cabana branded retail stores across Canada, making it the second largest cannabis retailer in the world by store count, and the largest in Alberta, High Tide will leverage the strength of its national brand to deliver incredible retail experiences at a broad variety of events and venues, while working with PIE to create additional opportunities for cannabis pop-ups across Canada.

"As Canada's largest retail cannabis chain, we intend to bring the power of our innovative and disruptive discount club model that has helped us achieve almost 11% market share in the Canadian provinces where we operate, into the nascent world of cannabis sales at adults-only events, such as music festivals, comedy shows, and business conferences. The opportunities keep getting bigger and better for High Tide," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our success has always been grounded in bringing an unbeatable selection of the highest quality products to our customers at the lowest price in the most convenient way possible. That's why I am thrilled to announce that we are bringing the Cabana experience directly to events where our customers are already socializing. In PIE we have found an event partner that has the regulatory and event planning expertise to support us in executing this vision," added Mr. Grover.

"Partnering with High Tide allows us to seamlessly grow across Canada as regulations make space for cannabis to be included as part of hospitality and tourism," said Daffyd Roderick, Managing Partner, Positive Intent Events.

"The positive reception we received at the Edmonton International Fringe Theatre Festival confirmed that the public is very ready to embrace cannabis and make it a responsible part of their entertainment experiences," added Mr. Roderick.

ABOUT POSITIVE INTENT EVENTS (PIE)

PIE is Alberta's pioneering event company dedicated to creating adult-only cannabis events and exceptional culinary adventures supported by professional logistics, execution and sponsorship.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 183 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

_______________________________ [1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the success of the joint venture, and whether there will be additional opportunities for cannabis pop-ups across Canada. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: High Tide, Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; High Tide, Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com; Positive Intent Events, Naomi Mison, Diplomat Consulting, Director, Public Relations, naomi@diplomatconsulting.com, 780-885-3956

CO: High Tide Inc.

CNW 06:00e 10-SEP-24